UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tianyin Pharmaceutical Co., Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88630M104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88630M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,731,097
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,731,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,731,097
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88630M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,731,097
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,731,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,731,097
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88630M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,346,722
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,346,722

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,346,722
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.95%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88630M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,731,097
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,731,097

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,731,097
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%
12.	Type of Reporting Person (See Instructions) OO

Item 1	(a).	Name of Issuer

Tianyin Pharmaceutical Co., Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

11th Floor, South Tower, Jinjiang Times Garden, 107 Jin Li Road West, Chengdu, Peoples Republic of China, 610072

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Partnership

QVT Financial GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

QVT Fund LP Walkers SPV, Walkers House Mary Street George Town, Grand Cayman, KY1 9001 Cayman Islands Cayman Islands Limited Partnership

QVT Associates GP LLC 1177 Avenue of the Americas, 9th Floor New York, New York 10036 Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

Common stock, $0.001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Stock is 88630M104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

	(a)	Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”) and for Quintessence Fund L.P. (“Quintessence”). On January 25, 2008, the Fund and Quintessence acquired 27 Units and 3 Units, respectively, from the Issuer. Each Unit consisted of (a) $100,000 principal amount of 10% Convertible Exchangeable Notes due on or before June 30, 2009 (the “Notes”), (b) five-year warrants to purchase shares of Common Stock (the “Class A Warrants”), and (c) seven-year warrants to purchase shares of Common Stock (the “Class B Warrants,” and together with the Class A Warrants, the “Warrants”). On March 11, 2008, the Notes were automatically exchanged for shares of the Issuer’s 10% Series A Convertible Preferred Stock (“Preferred Stock”). The Preferred Stock is convertible into Common Stock on a one-for-one basis, subject to adjustment.

As a result, the Fund holds (a) 1,687,500 shares of Preferred Stock, (b) Series A Warrants to purchase an aggregate of 843,750 shares of Common Stock, (c) Series B Warrants to purchase an aggregate of 843,750 shares of Common Stock and (d) 84,375 shares of Common Stock received as the result of quarterly dividends paid on the Preferred Stock. Quintessence holds (a) 187,500 shares of Preferred Stock, (b) Series A Warrants to purchase an aggregate of 93,750 shares of Common Stock, (c) Series B Warrants to purchase an aggregate of 93,750 shares of Common Stock and (d) 9,375 shares of Common Stock received as the result of quarterly dividends paid on the Preferred Stock.

The Preferred Stock and the Warrants contain an issuance limitation prohibiting the holder of such Preferred Stock and Warrants from converting the Preferred Stock or exercising the Warrants to the extent that such conversion or exercise would result in beneficial ownership by such holder and certain related parties of more than 9.99% of the Common Stock then issued and outstanding.

Due to the issuance limitation described above, the Fund beneficially owns 1,346,722 shares of Common Stock, consisting of the shares of Common Stock, the shares of Common Stock issuable upon conversion of Preferred Stock and the shares of Common Stock issuable upon exercise of the Warrants.

Quintessence beneficially owns 384,375 shares of Common Stock, consisting of the shares of Common Stock, the shares of Common Stock issuable upon conversion of Preferred Stock and the shares of Common Stock issuable upon exercise of the Warrants. QVT Financial has the power to direct the vote and disposition of the Common Stock held by the Fund and Quintessence. Accordingly, taking into account the issuance limitation, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,731,097 shares of Common Stock, consisting of the shares of Common Stock, the shares of Common Stock issuable upon conversion of Preferred Stock and the shares of Common Stock issuable upon exercise of the Warrants owned by the Fund and Quintessence. The remaining shares of Common Stock underlying the Preferred Stock and the Warrants may not be issued unless the Fund and Quintessence provide notice to the Issuer 61 days prior to conversion of the Preferred Stock or the exercise of the Warrants that this limitation will not apply.

The aggregate number of shares of Common Stock beneficially owned by the Fund if the Preferred Stock was fully converted and all Warrants exercised is 3,459,375. The aggregate number of shares of Common Stock of which QVT Financial would be deemed to be the beneficial owner if the Fund and Quintessence fully converted all of their Preferred Stock and exercised all of their Warrants is 3,843,750.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 1,731,097 shares of Common Stock (taking into account the issuance limitation described above).

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated based upon the sum of (i) 15,690,955 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed with the Securities and Exchange Commission on November 10, 2008, and (ii) the number of shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants held by such reporting person.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto) signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2009

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory